UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       May 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated May 17, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: May 22, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

RESOURCE DRILLING PROGRAM CONTINUES TO RAPIDLY EXPAND MAIN GOLD DEPOSIT AT ESAASE

May 17, 2007, Keegan Resources Inc. (the “Company”) is pleased to announce the results of nine new drill holes from the reverse circulation resource definition program underway at the Esaase Gold Project. The results continue to grow the width, grade and down dip extensions of the deposit (see www.keeganresources.com for a map showing drill hole locations and cross-sections).  Highlights include 136 meters of 1.18 g/t Au, 80 meters of 1.61 g/t Au, 66 meters of 1.43 g/t Au, 56 meters of 1.33 g/t Au, 41 meters of 1.75 g/t Au, and 62 m of 1.14 g/t Au.

Table 1.  Latest Gold Intercepts from Keegan's Esaase RC Program

Hole_ID	From (m)	To (m)	width (m)	Au (g/t)	Hole_ID	From (m)	To (m)	width (m)	Au (g/t)
KERC069	34	69	35	0.67	KERC091	138	167	29	1.05
KERC070	0	24	24	1.01	including	162	163	1	13.3
KERC070	42	178	136	1.18	KERC093	25	35	10	0.54
including	78	79	1	14.13	KERC093	63	94	31	2.78
And	83	84	1	25.91	including	65	67	2	27.9
KERC071	42	66	24	2.44	KERC093	118	159	41	1.75
including	52	53	1	12.46	including	119	120	1	36.2
And	58	59	1	13.96	KERC094	106	124	18	2.08
KERC071	131	197	66	1.43	KERC094	154	159	5	1.25
including	186	188	2	25.7	KERC094	188	224	36	0.7
KERC090	20	37	17	0.56	KERC095	101	186	80	1.61
KERC090	99	109	10	1.37	KERC095	194	216	22	0.6
KERC090	132	188	56	1.33	KERC096	82	91	9	0.85
including	143	144	1	14.8	KERC096	169	174	5	0.58
KERC091	3	9	6	0.58	KERC097	42	54	12	2.33
KERC091	29	42	13	0.54	including	46	47	1	22
KERC091	86	103	17	0.79	KERC097	187	201	14	0.95

These most recent results continue to expand the moderately west-dipping zones of gold mineralization to the west in the southern portion of the deposit and suggest increasing widths, grades, and continuity down dip.  The results also show a significant new zone of more steeply dipping mineralization to the north end of the deposit:  Hole 95 encountered 80 meters of 1.61 g/t Au on the furthest north drilled fence.  Keegan has still not closed off the system either along strike in either direction or down dip with drilling completed to date.

In addition to the drilling program Keegan has, under RSG supervision, selected large composite samples of oxidized, fresh and mixed rocks from various depths in the deposit and submitted them for metallurgical tests.

Dan McCoy, President and CEO of Keegan states: "The deposit currently being drilled off at the Esaase gold property is not only demonstrating significant size potential and excellent gold grade continuity, but the deposit geometry necessary for the development of efficient modern bulk mining operations. The technical team is now pushing towards adding the metallurgical and geological constraints necessary for both scoping studies and more efficient expansion drill targeting."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All drill samples are weighed on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Keegan has designed a preliminary metallurgical program and is in the midst of collecting samples for such a program. Socioeconomic studies and evaluation of previous operator's environmental baseline studies are in effect.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.